James A. Merrill CFO One Benham Place, Suite 600 9400 North Broadway Oklahoma City, OK 73114 Of 877.600.0711 ext. 305 Fax 405.600.0600 Cell 405.919.5638 jmerrill@gmxresources.com www.gmxresources.com
February 11, 2009
H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Amended response to your letter to GMX Resources Inc. dated December 30, 2008 regarding:
Form 10-K for fiscal year ended December 31, 2007, filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008, filed November 10, 2008
Definitive Proxy Statement on Schedule 14A, filed April 25, 2008
File No. 001-32977
Dear Mr. Schwall:
On behalf of GMX Resources Inc. (the “Company”, “we” or “us”), enclosed are the Company’s supplemented responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 30, 2008. We have repeated each of the Staff’s comments in italics below in the order in which they were raised in the comment letter and have included the Company’s response to each such comment immediately below the comment. At the oral request of the Staff, we have supplemented our responses to comments #7 and #11 as originally filed in our response letter dated January 21, 2009 (the “Original Response”), to include a draft version of certain disclosures we will make in future filings. Apart from the inclusion of these draft disclosures, the responses in this letter are identical to those contained in our Original Response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Business, page 3
General, page 3

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 2
1.	We note your disclosure stating that you are a “pure-play” independent oil and natural gas exploration and production company. In future filings, please expand your disclosure to explain how you define “pure play”.

Response:

In future filings, we will expand this disclosure to include the statement highlighted in bold typeface below:

GMX Resources Inc. (the “Company”, “we” or “us”) is a “pure play” independent oil and natural gas exploration and production company focused on development of unconventional Cotton Valley gas sands in the Sabine Uplift of the Carthage, North Field of Harrison and Panola counties of East Texas (our “core area”). We state that we are a “pure play” company because materially all of our business is devoted to drilling for and producing oil and natural gas in one core area.
Management’s Discussion and Analysis
Convertible Notes, page 42
2.	Please tell us how you have considered the guidance in EITF 00-19 in evaluating whether the conversion feature of the convertible senior subordinated notes is an embedded derivative that requires bifurcation from the debt host and accounted for at fair value under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Refer also to paragraph 68 of EITF 00-19. In addition provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133. As part of your response, please tell us whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. See also EITF 90-19.

Response:

In reaching our conclusion that the embedded conversion feature in our 5% convertible notes due 2013 qualifies for an exclusion from bifurcation accounting, we considered the following literature:
•	Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”);

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 3
•	EITF Issue No. 01-6, “The Meaning of ‘Indexed to a Company’s Own Stock’” (“EITF 01-6”);

•	Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment”, revised 2004 (“SFAS 123(R)”);

•	EITF Issue No. 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion” (“EITF 90-19”);

•	EITF Issue No. 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue No. 00-19” (“EITF 05-2”);

•	EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”);

•	EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”);

•	EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”); and

•	Accounting Principles Board Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”).
In performing our bifurcation accounting analysis, we first considered the criteria in paragraph 12 of SFAS 133. We concluded that the hybrid host contract is more akin to debt than to equity per the guidance in paragraph 60 of SFAS 133 and accordingly concluded that the conversion feature is not clearly and closely related to the host contract under paragraph 12(a). Since the debt host is carried at amortized cost, we also concluded the paragraph 12(b) criterion was met. When evaluating paragraph 12(c), we concluded that the definitional derivative criteria in paragraphs 6-9 were met since the embedded conversion feature has characteristics similar to an equity option. We also concluded that none of the paragraph 10 exclusions were applicable.

Under paragraph 11(a) of SFAS 133, contracts (and embedded derivatives being analyzed under paragraph 12(c)) issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position are excluded from SFAS 133 derivative accounting. When applying the paragraph 11(a)(1) criteria, we considered EITF 01-6, which provides guidance for determining whether certain contingently exercisable instruments would be considered indexed to a company’s own stock within the meaning of paragraph 11(a) of SFAS 133. Under that guidance, instruments with contingent features within its scope are considered indexed solely to the issuer’s own stock, provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 4
(if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

The embedded conversion feature in our convertible notes contains contingencies relating to the ability to convert the notes into equity and relating to the conversion price and ratio that are common for these instruments in the marketplace:
•	If the common stock price exceeds 130% of the conversion price or the debt price falls below 98% of the product of the conversion ratio and the common stock price for a defined calculation period, the conversion option becomes exercisable (“conversion contingencies”).

•	If we make certain significant distributions to the holders of our common stock, the conversion ratio will be adjusted according to defined contractual formulas (“anti-dilution contingencies”).

•	In connection with a transaction or event constituting a fundamental change, the conversion option becomes exercisable and the conversion ratio adjusts favorably or not at all, based on the stock price and the date the event occurs (“make-whole fundamental change contingencies”).
The conversion contingencies and make-whole fundamental change contingencies above are directly related to the markets for our common stock and convertible notes, which we considered to be “calculated or measured solely by reference to the issuer’s own operations”, and, once a contingency has occurred, the value of the conversion option varies only with changes in the value of our common stock. With respect to the anti-dilution provisions, we also concluded that these provisions are not based on an observable market or index other than markets or indices that are directly related to our common stock and operations, and therefore such provisions meet the first criterion of EITF 01-6.

Regarding the second criterion, paragraph 8 of EITF 05-2 states that “[i]nstruments that contain ‘standard’ antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares.” Standard anti-dilution provisions are those that relate to a conversion ratio in the event of an equity restructuring transaction as defined in the glossary of SFAS 123(R), which is referred to in EITF 05-2. The glossary of SFAS 123R defines an equity restructuring as “a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying the option or similar award to change, such as a stock dividend, stock split, spin-off, rights offering, or recapitalization through a large, nonrecurring cash dividend.”

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 5
We concluded that all of the anti-dilution provisions in our convertible debt meet this definition and therefore meet the second criterion of EITF 01-6.

Based on the foregoing analysis, we concluded that the conversion feature of our convertible notes is indexed to our own stock under paragraph 11(a)(1) of SFAS 133.

When evaluating paragraph 11(a)(2) of SFAS 133, we considered the guidance in EITF 90-19 and EITF 00-19. Our convertible notes are settleable in cash upon conversion up to the par value of the debt portion of the notes and in cash and/or shares of our common stock, at our election, for any conversion value that exceeds par. We evaluated the terms of our convertible notes and concluded that they are similar to Instrument C described in EITF 90-19, which specifies that such instruments are to be accounted for like convertible debt (that is, as a combined instrument) if the conversion spread meets the requirements of paragraphs 12-32 of EITF 00-19. Otherwise, under EITF 90-19, the conversion spread falls within the scope of SFAS 133 and should be accounted for in accordance with the provisions of SFAS 133 (that is, bifurcated and accounted for as a derivative instrument). Although EITF 90-19 does not directly address the criteria for identifying a “conventional convertible”, by requiring that paragraphs 12-32 of EITF 00-19 be applied, it concedes that the embedded conversion feature in Instrument C does not meet the criteria to be excluded from EITF 00-19 by its paragraphs 3 or 4, as clarified by its paragraph 68.

Our embedded conversion feature meets all eight requirements of paragraphs 12-32 of EITF 00-19:
•	The contract permits us to settle in unregistered shares. The indenture governing the convertible notes specifies that, at inception, the shares of our common stock issuable on the conversion of the notes were not registered under the Securities Act or any other applicable securities laws. We agreed to, and did, file a registration statement for the notes and the shares underlying their conversion feature within 90 days of the issuance of the notes, but we are not obligated to keep that registration statement effective after a maximum of one year from the date of issuance of the notes. Any failure on our part to file or maintain the effectiveness of a registration statement has no impact on our ability to deliver cash and/or shares of our common stock upon conversion of the notes. If we were to fail to comply with our registration covenants, additional interest would be required on the notes. However, our option to settle the conversion feature entirely in cash at conversion would not avoid this additional interest (to the extent required), and therefore we are not required to assume cash

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 6
settlement as a more economic alternative under paragraph 16 of EITF 00-19.

•	At the time of issuance, the Company had sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the conversion feature contract could remain outstanding. The excess of authorized shares at issuance was approximately 32,429,412, after considering commitments related to our outstanding stock options at such time. We had no other commitments as of the date of issuance that would require the issuance of stock during the maximum conversion period of the convertible notes.

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement. The conversion ratio is capped at 40.0002 shares of our common stock per $1,000 per principal amount of notes (subject to customary dilution adjustments), which equates to a maximum of 5,000,025 shares of our common stock issuable upon conversion of the notes.

•	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

•	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

•	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract upon settlement of the conversion spread.

•	There is no requirement in the contract to post collateral at any point or for any reason.
Accordingly, we concluded that the embedded conversion feature met the requirements of paragraph 11(a)(2) of SFAS 133.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 7
In summary, we concluded that the embedded conversion feature is both (1) indexed to our own stock because it meets the criteria set forth in EITF 01-06 and (2) classified in stockholders’ equity in our statement of financial position because it meets the requirements described in EITF 00-19. Therefore, the stock conversion feature of our convertible notes is not within the scope of SFAS 133 according to paragraph 11(a) and is not required to be bifurcated and separately accounted for as a derivative instrument under paragraph 12. Rather, it is considered a non-bifurcated part of the hybrid instrument, which is accounted for as convertible debt under EITF 90-19 and APB 14.
Share Lending Agreement, page 44
3.	With regard the share lending agreement, please provide the following:
•	Describe the borrower’s obligations under the agreement;

Response:

The share borrower has the following obligations under the share lending agreement:
◊	The share borrower is obligated to pay to us a loan fee for each loan of shares it elects to borrow from us equal to $0.001 per share borrowed in the loan.

◊	In the event we pay any cash dividend or cash distribution in respect of our common stock, the share borrower must pay to us an amount equal to the product of the per-share amount of such dividend or distribution and the aggregate number of shares borrowed by the share borrower as of the record date for such dividend or distribution.

◊	The share borrower may not vote any borrowed shares held of record by it or any of its affiliates on any matter submitted to a vote of our shareholders.

◊	In the event the affiliate of the share borrower that has guaranteed its obligations under the share lending agreement experiences a credit rating downgrade below specified levels, the share borrower is required, at our request, to post and maintain collateral as security for its obligations under the share lending agreement having a market value at least equal to the market value of all shares borrowed by the share borrower under the share lending agreement.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 8
◊	The share borrower and its affiliates may not transfer or dispose of any of the shares it borrows from us except pursuant to an effective registration statement under the Securities Act or in transfers to affiliates of the share borrower exempt from registration under the Securities Act.

◊	The share borrower is obligated to indemnify us and our affiliates for any damages we or they incur arising out of any breach of the share borrower’s representations and warranties or covenants under the share lending agreement.

◊	The share borrower is obligated to deliver to us all shares it has borrowed from us under the share lending agreement by no later than the fifth scheduled trading day following the termination of the share lending agreement, subject to possible extensions based on the aggregate beneficial ownership of the share borrower of our common stock, market conditions or legal and regulatory reasons.
•	Describe all the methods under which any loans under the agreement can be repaid or settled, including under any events of default or other non-compliance by the borrower;

Response:

Loans of shares under the share lending agreement may be repaid or settled in any of the following ways:
◊	The share borrower may elect to terminate all or any portion of any loan by physically transferring the corresponding number of shares to us.

◊	The share borrower is obligated to physically return all loaned shares to us no later than the fifth scheduled trading day following termination of the share lending agreement (including any termination as a result of any default by the share borrower or us), subject to possible extensions based on the aggregate beneficial ownership of the share borrower of our common stock, market conditions or legal and regulatory reasons.

◊	In the event the share borrower is required to physically return loaned shares to us but is unable to do so because of certain securities laws or other legal restrictions, we may elect to receive collateral (if the share borrower has posted such collateral) with a value equal to the value of our shares not physically returned by the share borrower in lieu of receiving such shares. If the share borrower has not posted such collateral at the time of such legal restriction and the share borrower is unable to remove

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 9
or cure such legal restriction within a reasonable period of time, the share borrower may elect to pay to us immediately available funds equal to the market value of the loaned shares in lieu of delivering such loaned shares to us.

◊	If the share borrower defaults in its obligation to deliver either the loaned shares or immediately available funds of equivalent value, as described above, to us on the date the same is due following termination of any share loan, we have the right, upon notice to the share borrower, to purchase the same number of shares of our common stock on the open market in accordance with applicable securities laws and to recover the purchase price paid for such shares from the share borrower or any collateral posted by the share borrower for our benefit. We may also elect not to purchase such shares of our common stock but to be treated as if we had, i.e. to recover from the share borrower funds equal to the amount that would have been required to purchase such shares. In either event, the number of shares that the share borrower is obligated to physically return to us will be reduced by the number of shares we purchase or are deemed to have purchased pursuant to the election of this remedy.
•	Explain whether the requirement to post collateral with a market value of at least 100% of the shares borrowed is based on the value of the shares at the date of the initial loan or at some subsequent period; and,

Response:

In the event the share borrower is required to post collateral as security for its obligations under the share lending agreement, the market value used in the computation of the required collateral is calculated as of the close of business on the business day immediately preceding the day the collateral is required to be posted. While the share borrower’s obligation to post collateral under the share lending agreement remains in effect, if at the close of trading on any business day the value of the collateral posted by the share borrower is less than 98% of the value of all of the shares then loaned to the share borrower, we may require the share borrower to post additional collateral for our benefit so that the total value of collateral posted is equal to the value of the loaned shares. Likewise, if the total value of any collateral posted by the share borrower exceeds the value of the loaned shares at the close of trading on any business day by more than two percent, the share borrower may request that such excess collateral be returned to it.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 10
•	Explain how you have evaluated whether this share lending agreement represents a derivative instrument that would require recognition under SFAS 133.

Response:

We located no authoritative literature regarding the accounting treatment of share lending arrangements and found diversity in practice. We believe an argument exists that the share lending agreement either does not represent a derivative instrument under paragraph 6(b) of SFAS 133 or is excludable as equity under paragraph 11(a) of SFAS 133. However, we recognize there are arguments to the contrary as well. As a result, we also assessed whether there was any value attributable to the share lending agreement in the event the share lending agreement required bifurcation.

To evaluate whether there was value in the share lending agreement that would require separate accounting or disclosure, we considered several factors, including the following:
•	Our understanding as to whether the presence of the share lending arrangement resulted in our receiving a better interest rate on our convertible notes

We believe that approximately half of the investors in our convertible notes planned to hedge their position in the underlying common stock, while approximately the other half of such investors did not. Both groups of investors accepted the 5% interest rate on the convertible notes in connection with their investments. Based on this fact, we believe it is reasonable to conclude there was not a reduction in the interest rate on the convertible notes due to the existence of the share lending agreement, which would indicate it did not have any material separate value.

•	The significance of our cost to lend the shares and the amount of funds we received from lending the shares

Both of these amounts were de minimis.
Based upon this analysis, we concluded that if the share lending agreement were to constitute an embedded derivative with respect to the convertible notes, the value assignable to it would be an immaterial amount, if not zero.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 11
After these considerations, we concluded that there was no separate accounting required under SFAS 133 for the share lending agreement.

As noted previously, we did not find any specific literature addressing share lending agreements when we entered into this transaction. During the course of our research in connection with this response, we did note that the Emerging Issues Task Force currently has an item on its agenda titled “Accounting for Share Lending Arrangements in Contemplation of Convertible Debt Issuances and the Related Determination of Earnings per Share.” We believe our accounting conclusions achieve the same result as View C of the EITF agenda item, which states:
View C: Corporate entity has in substance written a call option that is recognized at its fair value (zero). The shares are not considered outstanding for basic EPS. The written call option is included in the determination of dilutive EPS using the treasury stock method.
Accounting Discussion: Proponents of View C believe that the substance of the arrangement is that the corporate entity has written a call option to the Share Borrower providing it with the ability to purchase shares of the corporate entity at the fair value of the Loaned Shares. The call option should be analyzed under Issue 00-19. However, regardless of the manner in which the call option is analyzed, aside from the decay of the call option’s initial carrying amount (associated with the nominal fee received at inception), subsequent measurement of the call option would always be expected to be zero as the fair value of a call option with a strike price that varies based on the fair value of the corporate entity’s share price is zero.
As such, we believe our accounting conclusions relating to the share lending agreement remain appropriate.
4.	We note your disclosure on page 45 explaining your reasons for not considering the loaned shares outstanding for earnings per share computing and reporting purpose. Clarify for us whether there are any circumstances under which the share borrower or any other party could gain the right to vote the shares or receive any dividends during the period that the shares are on loan. As part of your response, explain whether there are circumstances under which any party other than the borrower could own or posses the shares during the period that the shares are on loan. In this regard, we note the disclosure indicating the borrower has agreed not to vote any shares of common stock it has borrowed “to the extent that it owns such borrowed shares”. This disclosure suggests that a party other than the borrower could own the borrowed shares.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 12
Response:

The Staff is correct in its understanding that a party other than the share borrower can own the borrowed shares. The share borrower is permitted to sell or otherwise transfer shares it has borrowed from us to third parties pursuant to an effective registration statement with respect to such shares. In connection with the share lending agreement transaction, we filed a prospectus supplement with the Commission to an existing registration statement on Form S-3 (File Nos. 333-134911 and 333-149170) to permit the share borrower to sell the initial 2,140,000 shares it borrowed from us pursuant to the share lending agreement in a fixed price offering and any additional shares it borrows from us pursuant to the share lending agreement in periodic at-the-market offerings. Any persons acquiring shares of our common stock from the share borrower in such offerings would hold all rights associated with such shares, including the right to vote such shares on any matters we submit to a vote of our shareholders and the right to receive any dividends or other distributions we pay on our common stock. However, any cash dividends or other cash distributions we pay to any such persons remain subject to the obligation of the share borrower to pay to us the aggregate amount of such dividends or distributions paid with respect to the total number of shares borrowed by the share borrower.

We believe paragraph 10 of SFAS 128, which addresses contingently issuable shares, provides support for our exclusion of the shares loaned under the share lending agreement from basic and diluted earnings per share. Paragraph 10 states that contingently issuable shares should be considered outstanding common shares and included in the computation of basic earnings per share when all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). SFAS 128 further indicates that contingently returnable shares should be treated in the same manner as contingently issuable shares. In substance, the shares underlying our share lending agreement represent contingently returnable shares where the contingency has been met. The share borrower must return the shares to us without any further obligation on our part. Accordingly, for the reasons set forth above, we believe our share lending agreement should have no impact on the denominator in the calculation of basic and diluted earnings per share. We believe our accounting for the share lending agreement is consistent with the business purpose and underlying economics of the transaction.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 13
Controls and Procedures, page 52
5.	We note your statement at page F-3 that “[o]ur management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our international controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to section II.F.4 of Management’s Reports on Internal Control Over Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

Response:

We will revise the final paragraph of our management’s annual report on internal control over financial reporting in future filings to state as follows:

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures are designed to provide us with reasonable assurance of achieving their objectives. Our management, including our principal executive officer and principal financial officer, have concluded that our disclosure controls and procedures are effective to provide us with this reasonable assurance.
Financial Statements
Note A — Nature of Operations and Summary of Significant Accounting Policies, page F-8
Oil and Natural Gas Properties, page F-9
6.	Both sentences in the last paragraph under this heading appear to describe the same ceiling test, however the disclosure in the second sentence appears incomplete. In future filings, please revise your disclosure to either delete the

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 14
second sentence, or complete the sentence by including all the components set forth in Regulation S-X Rule 4-10(c)(4)(i).

Response:

In future filings beginning with our 2008 Form 10-K, the second sentence describing the ceiling test will be deleted.
Note D — Long Term Debt, page F-17
7.	In future filings, disclose the specific terms of all material covenants in your debt agreements. For all material covenants, disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods.

Response:

In future filings beginning with our 2008 Form 10-K, we will disclose the specific terms of all material covenants in our debt agreements. For all material covenants, we will disclose the required ratios as well as the actual ratios as of each reporting date. In addition, we will show the specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts, if necessary. We will also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods.

The following disclosures will be included in the long-term debt note to the consolidated financial statements in future filings beginning with our 2008 Form 10-K:

Revolving Bank Credit Facility

The agreement contains various affirmative and restrictive covenants. These covenants, among other things, prohibit additional indebtedness, sales of assets, mergers and consolidations, dividends and distributions, and changes in

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 15
management and require the maintenance of various financial ratios. The required and actual financials ratios are shown below:

Financial Covenant	Required Ratio	Actual Ratio
Current ratio (1)	Not less than 1 to 1	to 1
Maintain a minimum net worth (2)	$xxx.x million	$xxx.x million
Ratio of EBITDA as defined in the revolving bank credit facility agreement to cash interest expense (3)	Not less than 3 to 1	to 1

(1)	Current ratio is defined in our revolving bank credit facility as the ratio of current assets plus the unused and available portion of the revolving bank credit facility ($XXX.X million as of December 31, 20XX) to current liabilities. The calculation will not include the effects, if any, of marking to market derivatives under SFAS No. 133. As of December 31, 20XX, current assets included unrealized gains from derivatives of $X.X million and current liabilities included unrealized losses from derivatives of $X.X million. In addition, the convertible notes are not considered a current liability unless one or more convertible notes have been surrendered for conversion and then only to the extent of the cash payment due on the conversion of the notes surrendered. As of December 31, 20XX, [none] of the convertible notes had been surrendered for conversion.

(2)	The minimum net worth requirement is adjusted quarterly with the amount to be met being increased (but not reduced) by the sum of 50% of the Company’s positive net income in each quarter plus 100% of the net proceeds from stock or other equity offerings. The non-cash effects, if any, of derivative instruments pursuant to SFAS No. 133 are not included.

(3)	EBITDA as defined in our revolving bank credit facility as of December 31, 20XX is calculated as follows (amounts in thousands):

Net income	$	xx,xxx
Plus:
Cash interest expense		xx,xxx
Income taxes		xx,xxx
Depreciation, depletion and amortization		xx,xxx
Other non-cash expenses		xx,xxx

EBITDA	$	xx,xxx

Cash interest expense is defined in the revolving bank credit facility as all interest, fees, charges, and related expenses payable in cash for the applicable period payable to a lender in connection with borrowed money or the deferred

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 16
purchase price of assets that is considered interest expense under GAAP, plus the portion of rent paid or payable for that period under capital lease obligations that should be treated as interest in accordance with SFAS No.13, Accounting for Leases. As of December 31, 20XX, non-cash interest expense of $xxx,xxx was deducted from interest expense to arrive at the cash interest expense used in the debt covenant calculation. Non-cash interest expense primarily relates to the amortization of debt issuance costs.
As of December 31, 20XX, the Company was in compliance with all of the financial covenants under the revolving bank credit facility.

Secured Notes

The Note Agreement contains various affirmative and restrictive covenants. These covenants, among other things, prohibit additional indebtedness, sales of assets, mergers and consolidations, dividends and distributions, and changes in management and require the maintenance of various financial ratios. The required and actual financial ratios are below:

Financial Covenant	Required Ratio	Actual Ratio
Maintain a ratio of Adjusted PV10 to total debt (1)	Not less than 1.5 to 1	to 1
Maintain a minimum tangible net worth (2)	$xxx.x million	$xxx.x million
Ratio of total debt to EBITDA (3)	Not greater than 4 to 1	to 1
Ratio of EBITDA to interest expense including dividends on outstanding preferred stock (3)(4)	Not less than 2.5 to 1	to 1

(1)	Adjusted PV10 as calculated under the Note Agreement was $xx.x million as of December 31, 20XX.

(2)	The minimum tangible net worth requirement is adjusted quarterly with the amount to be met being increased (but not reduced) by the sum of 50% of the Company’s positive net income in each quarter plus 75% of the net proceeds from stock or other equity offerings. The non-cash effects, if any, of derivative instruments pursuant to SFAS No. 133 are not included.

(3)	EBITDA is calculated in the same manner required under our revolving bank credit facility.

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H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 17
(4)	Interest expense as defined in the Note Agreement is equal to our interest expense reflected in our consolidated statements of operations plus capitalized interest of $xxx,xxx and preferred stock dividends of $xxx,xxx.
As of December 31, 20XX, the Company was in compliance with all the financial covenants under the Note Agreement.
Note F — Income Taxes, page F20
8.	It appears that FIN 48 was effective for your fiscal year beginning January 1, 2007. In future filings, please expand your disclosure to state your FIN 48 adoption impact and provide the disclosure requirements per paragraphs 20 and 21 if material.

Response:

In future filings beginning with our 2008 Form 10-K, we will disclose the impact of adopting FIN 48 and provide the disclosure required per paragraphs 20 and 21, if material. Please note that we did disclose in our Form 10-Qs during 2007 that the adoption of FIN 48 did not have a material impact on our financial position, results of operations or cash flows.
Exhibits 31.1 and 31.2
9.	In future filings, please provide the certifications in the exact form required by Item 601 of Regulation S-K. We note the inclusion of the word “annual” in paragraphs 2, 3, and 4(a), the omission of the word “the” in paragraph five, and the omission of the letter “s” on the word function in paragraph five.

Response:

We will provide these certifications in the exact form required by Item 601 of Regulation S-K in future filings.
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Financial Statements
Condensed Notes to Interim Financial Statements
Note A — Summary of Significant Accounting Policies, page 5

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 18
Earnings per Share
10.	Explain to us how you determined the impact of the convertible bonds on both the numerator and denominator in your calculation of diluted earnings per share, See SFAS 128, par. 26 and EITF 90-19.

Response:

We considered and applied the guidance in both SFAS 128 and EITF 90-19 in determining the impact of the convertible notes on both the numerator and denominator in our calculation of diluted earnings per share. Our convertible notes resemble Instrument C in EITF 90-19 in that we must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash and/or stock, at our option. The Emerging Issues Task Force reached a consensus that the if-converted method as described in paragraph 26 of SFAS 128 should not be used to determine earnings per share implications of Instrument C. EITF 90-19 states that there would be no adjustment to the numerator in the earnings per share computation for the cash-settled portion of Instrument C because that portion of the instrument will always be settled in cash. The conversion spread should be included in diluted earnings per share based on the provisions of paragraph 29 of SFAS 128 as an adjustment to the denominator.

Paragraph 29 of SFAS 128 states that if an entity issues a contract that may be settled in common stock or in cash at the election of either the entity or holder, the determination of whether that contract shall be reflected in the computation of diluted earnings per share should be made based on the facts available each period. It is presumed that the contract will be settled in common stock and the resulting potential common shares included in diluted earnings per share (in accordance with the relevant provisions of SFAS 128) if the effect is more dilutive.

Based on EITF 90-19, we did not adjust the numerator as the interest expense from the convertible notes is already considered in the numerator. The denominator was adjusted for the potential common shares that could be issued upon conversion of the convertible notes based on the average stock price for the period based on the guidance in SFAS 128.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 19
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources and Liquidity, page 23
11.	We note the discussion indicating that you expect to have sufficient cash flow and additional availability under your bank credit facility, if necessary, to fund your 2009 projected capital expenditures. In future filings, expand this disclosure to describe your plans in the event that your cash flow or additional availability under your bank facility is not sufficient to fund your capital expenditures. Additionally, describe the impact that any such development would have on your financial position, results of operations or liquidity.

Response:

In future filings, we will expand our capital resources and liquidity disclosure to describe our plans in the event that our cash flow or availability under our bank credit facility is not sufficient to fund our capital expenditures. In addition, we will describe the impact that any such development would have on our financial position, results of operations or liquidity. The following is a preliminary draft of the disclosure we intend to use in our 2008 Form 10-K to address this comment:
     Our business is capital intensive. Our ability to grow our reserve base is dependent upon our ability to obtain outside capital and to generate cash flows from operating activities to fund our drilling and capital expenditures. Our cash flows from operating activities are substantially dependent upon oil and natural gas prices, and significant decreases in market prices of oil and natural gas could result in reductions of cash flow and affect our drilling and capital expenditure plan. To mitigate a portion of our exposure to fluctuations in commodity prices, we have entered into oil and natural gas swaps, collars, and puts.
     We continually review our drilling and capital expenditure plans and may change the amount we spend based on industry conditions and the availability of capital. We believe our cash flow from operating activities and our availability under our revolving bank credit facility are sufficient to fund our 2009 planned oil and gas capital expenditure program of $220 million. In the event natural gas prices remain at their current depressed levels or our capital expenditures exceed $220 million, we may not be able to increase our borrowing base under our revolving bank credit facility to fund a potential shortfall. While the annual increase in the available borrowing base we received during 2008 was $100 million, there can be no assurance that we will continue to successfully grow the available borrowing base in 2009 due to a number of potential risk factors that

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 20
could adversely affect future borrowing base availability including, among other factors, a continued decline in commodity prices, and/or diminished credit availability from commercial banks.
     In that event, we may be required to reduce or defer part of our 2009 capital expenditure program or seek additional capital through the issuance of additional long-term debt or equity. During 2008 we were successful in raising $266 million in additional capital by issuing $125 million of 5% convertible senior notes due 2013 and two million shares of common stock. However, the recent worldwide financial and credit crisis has adversely affected the ability of many companies to access the debt and equity markets. To the extent we determine to raise additional funds through the issuance of additional long-term debt or equity, any such decreased ability to obtain financing could adversely affect our capability to continue with our expected business plan.
Controls and Procedures, page 29
12.	We note your disclosure that your principal executive officer and principal financial officer have concluded that your current disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. In future filings, please also state, if true, that your principal executive officer and your principal financial officer have concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In addition, if you retain the citation to the Exchange Act definition of “disclosure controls and procedures,” please ensure that your provide the proper reference.

Response:

We will revise the first paragraph of Item 4 in future quarterly reports on Form 10-Q as follows:
     Evaluation of disclosure controls and procedures. Our principal executive officer and principal financial officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Disclosure

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H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 21
controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our current disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our disclosures.
Engineering Comments
Form 10-K for the Fiscal Year Ended December 31, 2007
Company Strengths, page 4
13.	It is not clear when you state your finding and development costs are low since you have not conducted any exploration activities in at least the past three years. We understand the Cotton Valley is considered to be an unconventional gas resource which means, among other things, it is a continuous accumulation that is pervasive throughout large areas. This appears to be the reason your drilling success rate is 100%. Given this, it does not seem to be accurate to characterize any costs within this accumulation as “finding” costs. Please provide us with your proposed revision of your disclosure for future filings whereby you fully and precisely clarify how you arrived at this non-GAAP metric and provide a metric name that more accurately describes the nature of these costs.

Response:

In future filings, we propose to retain the terminology “finding and development costs” when discussing the Company’s strengths, but we will add a notation indicating how much of the total cost is related to finding costs. We will also add a reference to the definition of this terminology in Part I, Item 1 (page 17 in the Company’s 2007 10-K). Our definition of “finding and development costs” indicates that we include the costs incurred for exploration and development activities in this non-GAAP metric. If we do have exploration costs in the future, we would like to utilize consistent terminology across years. In the future, our

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 22
disclosure on page 4 of the 2007 10-K regarding our finding and development costs will read similarly to the following:

Low Finding and Development Costs. Our three-year finding and development costs averaged $ per Mcfe. Finding and development costs were calculated by dividing the sum of total exploration and development capital costs by the sum of total additions to estimated proved reserves for the years ended December , , and . Finding and development costs are defined in Part I, Item 1 — Certain Technical Terms. The Cotton Valley is considered to be an unconventional gas resource that is pervasive throughout large areas, which explains our drilling success rate in this formation. As a result, the Company did not have any exploration capital costs (i.e., “finding costs”) in or . However, in , the Company had finding costs of $ related to exploration activities in the formation.
Reserves, page 9
14.	You state that approximately 64% of your proved reserves are undeveloped and, by their natures, estimates of undeveloped reserves are less certain and dependent upon your ability to fund the associated development costs. In the SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X there is no distinction in certainty between developed and undeveloped reserves. For all proved reserves you must be reasonably certain that you will produce the reserves you claim are proved. If you believe that all or a portion of your undeveloped reserves are less likely to be recovered and the ultimate recovery will not stay the same or increase over time, then please remove those quantities from your proved reserves data base. Because undeveloped reserves are not defined with a different degree of certainty please remove the reference to proved undeveloped reserves being less certain. In addition, there is no reference in the SEC definition of proved undeveloped reserves that you may classify reserves as proved undeveloped if you are not reasonably certain of being able to fund the associated costs. If you are not reasonably certain of being able to fund all or a portion of your development costs, please remove those portions of associated proved undeveloped reserves from your filing and state that you are reasonably certain you will be able to fund the necessary costs for the remaining proved undeveloped reserves.

Response:

We believe that our proved undeveloped reserves meet the SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X and that there is no distinction in certainty between developed and undeveloped reserves. In addition, we are reasonably certain of being able to fund the associated

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 23
development costs. In future filings beginning with the 2008 Form 10-K, our description of proved undeveloped reserves will be revised to read similarly to the following:

Approximately % of our proved reserves are undeveloped. The quantity and value of our proved undeveloped reserves is dependent upon our ability to fund the associated development costs, which were a total of an estimated $ million as of December 31, 2008, of which $ million is scheduled to be expended in 2009. We have examined all sources of available funding such as operating cash flows, availability under our revolving bank credit facility, potential future debt and equity issuances, and we are reasonably certain that we will be able to fund the necessary development costs for our proved undeveloped reserves.
Drilling Results, page 11
15.	For all your proved undeveloped wells that you drilled in 2007 please provide us with their pre-drill estimates of reserves and first year average production rate and their post-drill reserve estimates and actual first year average production rates. Please note the spacing of each well.

Response:

Comparison of First Year Average Production Rate

For the reserve report dated December 31, 2006, there were 138 projected PUD wells (132 Cotton Valley, five Travis Peak, and one New Mexico Abo) forecast for 2007. We drilled and completed 116 wells in 2007, of which 112 were Cotton Valley completions. There were 80 Cotton Valley wells projected in 2006 and drilled in 2007. There were 32 Cotton Valley wells drilled in 2007 that were not associated with projected locations for 2007. For calculations in the table below, the 80 planned and drilled wells and the 32 non-associated Cotton Valley wells were included in the averages.

For those 112 Cotton Valley wells the average first year volumes are reflected in the table below. We do not have one full year of production data available for wells drilled late in 2007. Where this was the case, all available production months were used and compared to the same number of months from the predicted production curve. For the Cotton Valley wells drilled in 2007, the average number of months of production available for each well was 11.8 months. The above stated volumes occur from January 2007 to November 2008.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 24
For example, to obtain one year of production data for a well drilled in November 2007, we used production taken to the same date in November 2008.

		Net Gas
	Gross Gas Equivalent	Equivalent
	(MMcfe)	(MMcfe)
Projected Average Cotton Valley Well - 1st Year Production from 2006 Year End Report*	212	100
Actual Average Cotton Valley Well - 1st Year Production*	150	69

*	Note: Not all wells had one year of production available.
Comparison of Reserve Estimates (Ultimate Recovery)
There were 93 40-acre and 19 20-acre Cotton Valley wells actually drilled and completed in 2007, along with four Travis Peak wells. Total estimated ultimate recovery (EUR) volumes for all 112 Cotton Valley wells drilled and completed in 2007 are summarized in the table below.

YE2006 EUR Comparison	Gas (Bcf)	Oil (MBO)	Gas Equiv (Bcfe)
Pre-Drill Gross EUR Volumes	137.6	1,376	145.8
Post-Drill Gross EUR Volumes	136.4	1,307	144.3
Pre-Drill Net EUR Volumes	65.1	651	69.0
Post-Drill Net EUR Volumes	63.1	610	66.8
For all your proved undeveloped wells that you drilled in 2008 please provide us with their pre-drill estimates of reserves and first year average production rate and their post-drill reserve estimates and actual first year average production rates. Please note the spacing of each well.
Response:
Comparison of First Year Average Production Rate
For the reserve report dated December 31, 2007, there were 126 projected PUD wells (121 Cotton Valley and five Travis Peak) forecast for 2008. We drilled and completed 94 wells in 2008, of which 91 were Cotton Valley completions. There were 65 Cotton Valley wells projected in 2007 and drilled in 2008. There were 26 Cotton Valley wells drilled in 2008 that were not associated with projected locations for 2008. For calculations in the table below, the 65 planned

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director	February 11, 2009
Securities and Exchange Commission	Page 25
and drilled wells and the 26 non-associated Cotton Valley wells were included in the averages.
For those 91 Cotton Valley wells the first table shows the projected first full year (12 months) gross average production volume only. The second table below shows a comparison of the partial year average production volumes (projected versus actual). For the second table below, no wells had one full year of production available for the comparison. Instead, all available production data for each well was used and compared to the same number of months of production from the predicted production curve. For the wells drilled in 2008, the average number of months of production available for each well was 6.5 months. These volumes are from the time period between January 2008 and November 2008. For example, a well drilled in June 2008 only had 5+ months of production data for the comparison.

	Gross Gas Equivalent	Net Gas Equivalent
Year End 2007 Report, Full Year	(MMcfe)	(MMcfe)
Projected Average Cotton Valley Well — 1st Year Production*	130	N/A

*	Note: This projection is for 12 full months.

	Gross Gas Equivalent	Net Gas Equivalent
	(MMcfe)	(MMcfe)
Projected Average Cotton Valley Well — Partial 1st Year Production from 2007 Year End Report, Partial Year	91	46
Actual Average Cotton Valley Well — Partial 1st Year Production	93	49
Comparison of Reserve Estimates (Ultimate Recovery)
There were 35 40-acre and 56 20-acre (91 total) Cotton Valley wells actually drilled and completed in 2008, along with three Travis Peak wells. Total predicted EUR volumes for all 91 drilled Cotton Valley wells are summarized in the table below.

YE2007 EUR Comparison	Gas (Bcf)	Oil (MBO)	Gas Equiv(Bcfe)
Pre-Drill Gross EUR Volumes	104.2	1,200	111.4
Post-Drill Gross EUR Volumes	93.7	1,041	100.0
Pre-Drill Net EUR Volumes	54.4	607	58.0
Post-Drill Net EUR Volumes	52.2	564	55.6

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director Securities and Exchange Commission	February 11, 2009 Page 26
We note in your 2006 reserve report you forecasted under the Total Proved case that in 2007 you would produce 174.7 thousand barrels of oil and 14,590 million cubic feet of natural gas or 15,638 million cubic feet equivalent. However, your actual production was 127 thousand barrels of oil and 7,974 million cubic feet of gas, or 8,736 million cubic feet equivalent which is 44% less than forecast in just the first year. We note in your 8-K of December 8, 2008 you estimate that 4th Quarter production will be approximately 12.5 Bcfe, or 20% below your estimate for the average production rate for all of 2007. Please reconcile for us the 27% shortfall in oil production and the 46.6% shortfall in gas production from the estimated actual in just the first year of the forecast.
Response:
For the 2006 report 15.6 Bcfe (net wellhead volume) was projected to be produced in 2007, and actual production was 9.6 Bcfe (net wellhead volume). The net sales volume was 8.7 Bcfe. Net wellhead and sales volumes differ by 0.9 Bcfe of shrink. Of the difference between the 15.6 Bcfe projected and the 9.6 Bcfe actual, approximately 40% is attributable to the difference between projected production and actual production for the PUD locations in the 2006 report. The remainder of the difference is due to:
•	delays between projected and actual drilled PUDs

•	undrilled PUD locations

•	behind-pipe projections

•	PDP forecast vs. actual production.
The Cotton Valley production profile developed for the year end 2006 reserve report was revised for the year end 2007 report on the basis of significantly more data being available from the 2007 drilling activities (please refer to previous comment letters between the SEC and the Company in regards to the 2006 Form 10-K (former file number 0-32325 subsequently changed to 001-32977)). Additionally, unforeseen complications from operational, weather and construction delays pushed the timing of drilling and production volumes into the future. Weather, delays in goods and services and performance issues added to the increased number of days for drilling over that anticipated for individual wells in 2007.
We further note that in the 2006 reserves report under the Total Proved case that you forecast in 2008 you would produce a total of 246.5 thousand barrels of oil and 21,288 million cubic feet of natural gas, for a total of 22.8 Bcfe or a daily rate of 62.5 million cubic feet per day. Please reconcile this estimated production

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director Securities and Exchange Commission	February 11, 2009 Page 27
for 2008 with an actual production through September 2008 of 9.6 Bcfe, which is an average daily rate in 2008 of 35.6 million cubic feet of gas equivalent per day.
Response:
The forecasted volumes of 22.8 Bcfe for 2008 from the 2006 reserve report when compared to actual volumes of approximately 12.5 Bcfe for 2008 differ for similar reasons to projected 2007 volumes previously mentioned. The 2007 report has modifications in the forecasted and actual wells drilled (as noted in the answer above relating to 2007 projections) from the 2006 report that project volumes that are reasonably close to actual for the actual PUD locations drilled. Early in the third quarter of 2008, our joint venture partner removed rigs previously dedicated to our joint development Cotton Valley acreage that were projected to be drilling in the 2007 report and moved them out of our joint venture area. That joint venture partner accounted for approximately 45% of our net production in the prior year. Also in the third quarter of 2008, we took rigs from the Cotton Valley and dedicated them to other projects, including the Lower Bossier Shale under our Cotton Valley acreage. Drilling in the fourth quarter of 2008 resulted in the addition of three horizontal Lower Bossier Shale wells that could not be accounted for in our PUD count or reserves for 2006 or 2007 and were rigs that otherwise would have been drilling vertical Cotton Valley wells.
Definitive Proxy Statement on Schedule 14A
16.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Response:

We will comply with the Staff’s comments set forth below in all future filings to which such comments are applicable.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director Securities and Exchange Commission	February 11, 2009 Page 28
General
17.	Please provide the information required by Items 201(d) of Regulation S-K.

Response:

The information required by Item 201(d) of Regulation S-K as of December 31, 2007, is as follows:
Equity Compensation Plan Information

Number of securities
remaining available
	Number of securities		for future issuance
	to be issued upon	Weighted-average	under equity
	exercise of	exercise price of	compensation plans
	outstanding options,	outstanding options,	(excluding securities
Plan Category	warrants and rights	warrants and rights	reflected at left)
Equity compensation plan approved by security holders	574,500	$28.86	118,499
The Company does not have any compensation plans under which equity securities of the Company are authorized for issuance that were adopted without the approval of its shareholders.
Director Compensation, page 5
18.	Please disclose by footnote to the option award column of your director compensation table the grant date fair value, computed in accordance with FAS 123R, of each option award granted during your last completed fiscal year. See Instruction to Item 402(k)(2)(iii) and (iv).

Response:

A revised footnote (2) to the director compensation table is below. We will utilize this format in future filings.

(2) In 2007, nonemployee directors were eligible to receive grants of options to purchase shares of our Common Stock pursuant to the Stock Option Plan. The amount set forth in the table is the amount of compensation cost recognized by the Company during 2007 attributable to options granted to the named directors under Statement of Financial Accounting Standard No. 123(R), Share-Based Payment

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director Securities and Exchange Commission	February 11, 2009 Page 29
(“SFAS 123(R)”), by reason of previously granted options that vested during the year. The grant date fair value of the option award to each of the nonemployee directors during 2007, computed in accordance with SFAS 123(R), was $141,587. For a discussion of the assumptions made in the valuation of these options, please see Note H to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.
Compensation Discussion and Analysis, page 19
Compensation Executive Officer and Former Chief Financial Officer, page 19
19.	Please describe how the compensation committee determined the amount to pay for each element of compensation. See Item 402(b)(1)(v) of Regulation S-K. For example, please describe how the compensation committee determined the salary of Ken Kenworthy, Jr., the number of stock options granted to each of your named executive officers in 2007, and the bonus paid to Gary Jackson for 2007. In addition, please disclose the factors considered in the decision to increase Mr. Kenworthy’s salary. See Item 402(b)(2)(ix) of Regulation S-K.

Response:

The following highlighted items are in response to Items 402(b)(1)(v) and 402(b)(2)(ix) of Regulation S-K. The required disclosure addressing how the compensation committee determined the amount to pay for each element of compensation will be included in future filings.

The highlighted text below indicates the proposed format for future revisions to the type of disclosure included on pages 19 and 20 of our 2008 Definitive Proxy Statement on Schedule 14A:

Individual Elements of Compensation

Chief Executive Officer and Former Chief Financial Officer

Annual Salary. The primary element of compensation paid by us to our CEO consists of an annual salary. In 2007, the individual salaries of our CEO and former chief financial officer were $275,000. The salaries of our CEO and former chief financial officer were not increased in 2007. However, the Compensation Committee maintains discretion to increase or decrease the salary of our CEO if the Compensation Committee believes such an adjustment is necessary. The primary factor considered by the Compensation Committee in determining increases or decreases in annual salary is the recent financial and operating performance of the Company under the officers’ direction.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director Securities and Exchange Commission	February 11, 2009 Page 30
In evaluating financial and operating performance, drilling results, reserve and production growth and financial results are among the measures considered. In March 2008, the Compensation Committee increased our CEO’s salary to $325,000 based on the recent financial and operating performance of the Company.

Bonus. Our CEO and former chief financial officer were each awarded a cash bonus equal to 64% of each of their base salaries in 2007. The Compensation Committee considered the Company’s performance during the year in regards to drilling results, reserve and production growth and financial results as factors in making the decision to award the bonuses. No formula was applied in to determine the amount of the bonuses, which were made purely on a discretionary basis after a subjective evaluation.

Equity Incentive Compensation. Prior to 2007, incentive compensation provided to our CEO and former chief financial officer historically consisted solely of discretionary bonuses. In 2007, for the first time, we granted the CEO and our former chief financial officer options to purchase shares of our Common Stock pursuant to the Stock Option Plan in order to continue to align their interests with the interests of our shareholders. The number of options granted to the CEO and our former chief financial officer was larger than grants made to our other executive officers. The Compensation Committee determined that the personal efforts of the CEO and former chief financial officer in connection with the Company’s business were critical to the Company’s financial and operating performance, which the Committee felt supported the grant of a greater number of options to these individuals. The terms of the Stock Option Plan are described in more detail below under “Stock Options.” As described in more detail above in “Proposal No. 3 APPROVAL OF THE COMPANY’S 2008 LONG-TERM INCENTIVE PLAN,” beginning in 2008, if approved by the shareholders, our CEO will be eligible to receive various forms of equity awards pursuant to the proposed LTIP.

Other. We entered into an agreement with Ken L. Kenworthy, Sr. relating to his retirement as our chief financial officer in February 2008 providing the following payments and benefits: (i) $68,500, which represents three months salary and was paid in February 2008; (ii) coverage under the Company’s group medical insurance plan for March through December 2008, which is valued at $8,621; (iii) personal use of the Company’s golf club membership for life or until the Company undergoes change in control; (iv) continued use of a Company mobile phone; and (v) miscellaneous items of Company personal property consisting of furniture and computer equipment with little or no book value. The cash payments and the fair value of the other benefits provided to Mr. Kenworthy, Sr. are taxable to him and will be reported to him as income for 2008 and thereafter

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director Securities and Exchange Commission	February 11, 2009 Page 31
as appropriate. In return for such payments and benefits, Mr. Kenworthy, Sr. has agreed to provide consulting services to the Company at its request.

Other Named Executive Officers

Annual Salary. The base salary amount paid to our other executive officers, currently consisting of our new Chief Financial Officer (“CFO”), Vice President of our Land Department, Vice President of Operations and Vice President of Corporate Development and Investor Relations (collectively, our “Vice Presidents”), is established by our Chief Executive Officer in consultation with the Compensation Committee (such discussion last occurring on March 6, 2008) and is based on each executive officer’s level of responsibility and a subjective assessment of each executive officer’s performance and potential contribution to our financial and operational objectives.

Our CFO and other Vice Presidents were not executive officers in 2007. The current base salaries of these executives are $195,000 for Mr. Merrill, $275,000 for Mr. Hart, $225,000 for Mr. Jackson and $180,000 for Mr. Rohleder.

Bonus. Our other executive officers are eligible for annual cash bonuses in amounts recommended by the CEO as approved by the Compensation Committee. The bonus amounts, like the bonus payable to our CEO, are based on subjective evaluations of each executive’s performance and are not based on any specific performance criteria or any formula. In 2007, Mr. Jackson’s bonus represented 26% of his base salary and was based on a subjective assessment of his performance as Vice President, Land. The CFO and Vice Presidents will be eligible for cash bonuses for their performances during 2008 in amounts to be determined at the end of the year.

Equity Incentive Compensation. We have provided equity incentive compensation to our other executive officers in the form of options to purchase shares of our Common Stock pursuant to the Stock Option Plan. The number of stock options granted to each of our named executive officers in 2007 was determined by our Chief Executive Officer and former Chief Financial Officer and was based on subjective evaluations of each executive’s performance and not on any specific performance criteria. The terms of the Stock Option Plan are described in more detail below under “Stock Options.” As described in more detail above in “Proposal No. 3 APPROVAL OF THE COMPANY’S 2008 LONG-TERM INCENTIVE PLAN,” beginning in 2008, if approved by the shareholders, our other executive officers will be eligible to receive various forms of equity awards pursuant to the proposed LTIP.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director Securities and Exchange Commission	February 11, 2009 Page 32
Summary Compensation Table, page 22
20.	Disclose all assumptions made in the valuation of awards disclosed in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Item 402(c)(2)(v) and (vi). In addition, please disclose such assumptions in connection with the option awards disclosed in the option awards column of your director compensation table at page 5. See Instruction to Item 402(k) of Regulation S-K.

Response:

A revised footnote (1) to the summary compensation table is below. We will utilize this format in future filings.

(1) The amount set forth is the amount of compensation cost recognized by the Company during the year attributable to options granted to the named executive officers pursuant to SFAS 123(R). For a discussion of the assumptions made in the valuation of these options, please see Note H to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

We also revised the applicable footnote to the director compensation table to include a reference to the valuation assumptions in connection with option awards to directors as part of our response to comment #18, above.
Grants of Plan Based Awards, page 23
21.	Please provide the disclosure required by Item 402(d) of Regulation S-K in the tabular format required for each item. For example, it appears that your column “Stock Awards: Number of Shares” should instead make reference to the number of securities underling options and your column “Grant Date Fair Value of Stock Awards” should instead make reference to option awards. In addition, please disclose the exercise or base price of option awards granted in 2007. See Item 402(d)(2)(vii) or Regulation S-K.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director Securities and Exchange Commission	February 11, 2009 Page 33
Response:

A revised tabular disclosure of our grants of plan-based awards in 2007 is below. We will utilize this format in future filings.
Grants of Plan-Based Awards

		Option
		Awards:	Exercise	Grant Date
		Number of	Price of	Fair Value
		Securities	Option	of Option
		Underlying	Awards	Awards ($)
Name	Grant Date	Options (1)	($/sh)	(2)
Ken L. Kenworthy, Jr.	6/7/2008	50,000	$38.06	$708,000
Ken L. Kenworthy, Sr.	6/7/2008	50,000	$38.06	$708,000
Gary D. Jackson	6/7/2008	25,000	$38.06	$354,000

(1)	The options granted to Messrs. Kenworthy, Jr., Kenworthy, Sr. and Jackson vest annually in four separate increments of 12,500, 12,500 and 6,250, respectively, on June 6 in each of the years 2008, 2009, 2010 and 2011.

(2)	The grant date fair value of each equity award is computed in accordance with SFAS 123(R).
Closing Comments
In connection with the Staff’s comments and our responses, the Company confirms that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; and (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GMXR: NASDAQ OMX Group

H. Roger Schwall, Assistant Director Securities and Exchange Commission	February 11, 2009 Page 34
Please feel free to contact me at 405-600-0711 (ext 305) if you have any questions or need additional information.
Sincerely,
/s/ James A. Merrill
James A. Merrill
Chief Financial Officer
GMX Resources Inc.